Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 to be filed on or about July 28, 2006) and related Prospectus of Quantum Fuel Systems Technologies Worldwide, Inc. for the registration of 5,283,032 shares of its common stock and 880,504 warrants to purchase 880,504 shares of common stock and to the incorporation by reference therein of our report dated June 22, 2005 (except for the 9th paragraph of Note 1, as to which the date is June 13, 2006), with respect to the consolidated financial statements and schedule of Quantum Fuel Systems Technologies Worldwide, Inc. included in its Annual Report (Form 10-K) as of April 30, 2005 and for each of the two years then ended, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Los Angeles, California

July 28, 2006